news release

Samsung Phones Feature Chinese Text Input from Zi Corporation

eZiText and Decuma Chinese integrated onto Samsung handsets for Chinese Market

CALGARY, AB, August 19, 2008 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), (the "Company" or "Zi"), a leading innovator of mobile discovery & advertising solutions and Samsung Electronics (KRXS: 005930, KRXS: 005935, LSE: SMSN), the world's second largest mobile phone manufacturer, today announced Samsung has integrated Zi Corporation's eZiText™ and Decuma™ text entry solutions onto its L258 and G618 handsets in China.

This integration sees Zi Corporation's market proven Decuma Chinese V4.1 handwriting recognition technology featured on two GSM handsets in China. Decuma is bundled with predictive text entry software eZiText, to provide Samsung with a complete text input solution.

The Company's products have been licensed to Samsung for use on the L258 handset, which went on sale this spring in China. The G618 handset has received extensive press coverage as Samsung's donation to athletes, coaches and staff for the Chinese Olympic Team.

Milos Djokovic, President and CEO of Zi Corporation said, "Our product penetration in the Chinese market is currently very widespread and this latest deal, with one of the world's top handset manufacturers, again highlights the development and reliability of our text entry portfolio. We are delighted that Samsung has chosen our bundled solution for two handsets and the combination of handwriting recognition and keypad input is something many OEM's are really starting to take advantage of."

Over the past six months, Zi Corporation has won several major contracts in Asia and its text entry product is currently being used by some of the region's leading OEM's.

About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2007 consolidated sales of US$103.4 billion. Employing approximately 150,000 people in 134 offices in 62 countries, the company consists of four main business units: Digital Media Business, LCD Business, Semiconductor Business, and Telecommunication Business. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones and TFT-LCDs. For more information, please visit www.samsung.com.

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma and Qix™ are trademarks of Zi and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Cameron Associates Inc.	BCS PR	Zi Corporation
Al Palombo	Brian Dolby	Milos Djokovic, CEO
+1 212 554 5488	+44 (0) 115 948 6901	+1 403 233 8875
al@cameronassoc.com	brian@bcspr.co.uk	milos@zicorp.com